FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc.

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

August 5, 2007

ITEM 3   News Release:

A press release was issued on August 15, 2007 Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

On August 5, 2007, JED Oil Inc. ("JED") received notice of a legal action filed in New York State Court by a holder of one of JED’s 10% Senior Subordinated Redeemable Convertible Notes (“Notes”) alleging that JED had breached a term of the Notes.

ITEM 5   Full Description of Material Change:

On August 5, 2007, JED received notice of a legal action filed in New York State Court by a holder (the “noteholder”) of one of JED’s Notes. In its complaint, the noteholder alleges a breach of a covenant of the Note and has claims a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note. The noteholder is alleging that the acquisition of Caribou Resources Corp. is a prohibited investment rather than a permitted acquisition under the terms of the Notes as management contends. Management of JED does not consider that the action has merit and will vigorously defend against it.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Calgary, Alberta on August 15, 2007.